Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-185212

Prospectus Supplement No. 1

(To Prospectus dated June 16, 2017)

Plastec Technologies, Ltd.

12,093,935 Ordinary Shares (for Resale)

This Prospectus Supplement No. 1 amends and supplements the Prospectus dated June 16, 2017 relating to 12,093,935 ordinary shares of Plastec Technologies, Ltd. that may be sold from time to time by the Selling Securityholders set forth in the Prospectus.

We will not receive any proceeds from the sale of the securities under this prospectus.

The securities are being registered to permit the Selling Securityholders to sell the securities from time to time in the public market at prices determined by the prevailing market prices or in privately negotiated transactions. Information regarding the Selling Securityholders, the amounts of ordinary shares that may be sold by them and the times and manner in which they may offer and sell the ordinary shares under this prospectus is provided under the sections titled “Selling Securityholders” and “Plan of Distribution,” respectively, in the Prospectus. We do not know when or in what amount the Selling Securityholders may offer the securities for sale. The Selling Securityholders may sell any, all, or none of the securities offered by this prospectus.

Our ordinary shares are quoted on the OTC Bulletin Board under the symbols “PLTYF”. As of August 7, 2017, the closing sale price of our ordinary shares was $4.20 per share.

This Prospectus Supplement No. 1 is being filed to include the information set forth in the Report of Foreign Private Issuer on Form 6-K filed on August 9, 2017, which is set forth below. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus dated June 16, 2017, which is to be delivered with this prospectus supplement. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves significant risks. See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is August 9, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2017

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

 (Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for the six months ended June 30, 2017.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report of Foreign Private Issuer on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report of Foreign Private Issuer on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) June 30,	(Audited) December 31,
	2017	2016
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	441,995	486,222
Deposits, prepayment and other receivables	8,850	4,833
Consideration receivable	—	131,686
Total current assets	450,845	622,741

Property, plant and equipment, net	172,740	153,782
Prepaid lease payments, net	15,875	16,638
Intangible assets	438	438
Total assets	639,898	793,599

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals	5,469	6,138
Tax payable	6,104	5,837
Total current liabilities	11,573	11,975

Total liabilities	11,573	11,975

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(6,702)	(5,891)
Retained earnings	608,877	761,365
Total shareholders’ equity	628,325	781,624

Total liabilities and shareholders’ equity	639,898	793,599

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2017	2016
	HK$	HK$

Revenues	—	—

Operating (expenses)/income, net
Selling, general and administrative expenses	(9,484)	(8,827)
Other income	7,562	13,390
Gain on disposal of property, plant and equipment	—	15
Total operating (expenses)/income, net	(1,922)	4,578

(Loss)/income from operations	(1,922)	4,578

Interest income	1,194	489
(Loss)/income before income tax expense	(728)	5,067

Income tax (expense)/credit from continuing operations	(384)	330
Net (loss)/income from continuing operations attributable to the Company’s shareholders	(1,112)	5,397

Discontinued operations:
Net income from discontinued operations	—	120,340
Income tax expenses from discontinued operations	—	(16,254)

Net income from discontinued operations attributable to the Company’s shareholders	—	104,086

Net (loss)/income attributable to the Company’s shareholders	(1,112)	109,483

Other comprehensive income Foreign currency translation adjustment	(811)	(9,255)
Comprehensive (loss)/income attributable to the Company’s shareholders	(1,923)	100,228

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2017	2016
	HK$	HK$

Net income per share:

Weighted average number of ordinary shares
Continuing operations	12,938,128	12,938,128
Discontinued operations	—	12,938,128

Weighted average number of diluted ordinary shares
Continuing operations	12,938,128	12,938,128
Discontinued operations	—	12,938,128

Basic (loss)/income per share attributable from
Continuing operations	($0.09)	$0.42
Discontinued operations	—	$8.04

Diluted (loss)/income per share attributable from
Continuing operations	($0.09)	$0.42
Discontinued operations	—	$8.04

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at December 31, 2015 and at January 1, 2016	12,938,128	101	26,049	7,599	906,937	940,686

Net income for the year	—	—	—	—	692,042	692,042
Dividends paid	—	—	—	—	(837,614)	(837,614)
Cumulative translation adjustment	—	—	—	(13,490)	—	(13,490)

Balance at December 31, 2016 and at January 1, 2017	12,938,128	101	26,049	(5,891)	761,365	781,624

Net loss for the period	—	—	—	—	(1,112)	(1,112)
Dividends paid	—	—	—	—	(151,376)	(151,376)
Cumulative translation adjustment	—	—	—	(811)	—	(811)

Balance at June 30, 2017	12,938,128	101	26,049	(6,702)	608,877	628,325

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2017	2016
	HK$	HK$
Operating activities
Net (loss)/income	(1,112)	109,483
Less: Net income from discontinued operations	—	(104,086)
Net (loss)/income from continuing operations	(1,112)	5,397
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,280	4,422
Gain on disposal of property, plant and equipment	—	(15)
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(262)	(13,930)
Other payables and accruals	(695)	(4,375)
Tax payables	270	(94)
Net cash provided by/(used in) continuing operations	2,481	(8,595)
Net cash provided by discontinued operations	—	125,596
Net cash provided by operating activities	2,481	117,001

Investing activities
Purchase of property, plant and equipment	(23,223)	—
Proceeds from disposal of property, plant and equipment	—	15
Proceeds from consideration receivable, net	128,702	—
Net cash provided by continuing operations	105,479	15
Net cash used in discontinued operations	—	(17,679)
Net cash provided by/(used in) investing activities	105,479	(17,664)

Financing activities
Dividends paid	(151,376)	(20,183)
Net cash used in continuing operations	(151,376)	(20,183)
Net cash provided by discontinued operations	—	3,775
Net cash used in financing activities	(151,376)	(16,408)

Net (decrease)/increase in cash and cash equivalents	(43,416)	82,929

Effect of exchange rate changes on cash and cash equivalents	(811)	(9,255)
Cash and cash equivalents, beginning of period	486,222	475,361
Cash and cash equivalents, end of period	441,995	549,035
Less: cash and cash equivalents from discontinued operations	—	(266,378)
Cash and cash equivalents, end of the period from continuing operations	441,995	282,657

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION FROM CONTINUING OPERATIONS:
Interest received, net	1,194	489
Income taxes paid/(refund)	115	(424)

Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Results of Operations

Operating results for the six months ended June 30, 2017 compared to the six months ended June 30, 2016

Our other income for the six months ended June 30, 2017 decreased by HK$5.8 million or 43.5% to HK$7.6 million from HK$13.4 million in the same corresponding period in the prior year. The decrease was attributable to the expiration/termination of advisory services agreements with certain former subsidiaries of ours by the closing of the disposal of Plastec International Holdings Limited transaction on October 11, 2016, and as such no revenues from the advisory fees category have been generated since then. Our other income was mainly comprised of rental income derived from our premises in Shenzhen, China.

Selling, general and administrative expenses for the six months ended June 30, 2017 increased by HK$0.7 million or 7.4% to HK$9.4 million from HK$8.8 million in the same corresponding period in the prior year. The increase resulted from the exchange loss upon our receipt of the consideration receivable during the period.

As a result, we recorded a loss from operations of HK$1.1 million for the six months ended June 30, 2017 compared to a gain of HK$5.4 million in the same corresponding period in the prior year.

Balance sheet position as at June 30, 2017 compared to December 31, 2016

Total assets decreased by HK$153.7 million or approximately 19.4% to HK$639.9 million as of June 30, 2017 compared to HK$793.6 million as of December 31, 2016. This decrease was mainly attributable to the receipt of consideration receivable of HK$131.7 million and payment of the special dividends for HK$151.4 million.

Total liabilities decreased by HK$0.4 million or approximately 3.4% to HK$11.6 million as of June 30, 2017 compared to HK$12.0 million as of December 31, 2016  after settlement of certain accrued expenses.

Cashflow analysis

We have relied primarily upon internally generated funds and bank borrowings to finance our operations and expansion.

For the six months ended June 30, 2017, we recorded HK$43.4 million cash outflow as compared to HK$82.9 million cash inflow in the same corresponding period in the prior year.

We generated HK$2.5 million cash inflow from operating activities as compared to HK$117.0 million cash inflow in the corresponding period in the prior year which included cash inflow of HK$125.6 million generated from the discontinued operation.

Net cash provided by investing activities was HK$105.5 million after receipt of net proceeds of HK$128.7 million of the consideration receivable, compared to HK$17.7 million net cash used in the corresponding period in the prior year.

Net cash used in financing activities for the period was HK$151.4 million, representing special dividends payment of HK$151.4 million, compared to HK$16.4 million net cash used in financing activities in the corresponding period in the prior year which included dividends payment of HK$20.2 million.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

	By:	/s/ Kin Sun Sze-To
	Name:	Kin Sun Sze-To
	Title:	Chief Executive Officer

Dated: August 9, 2017